FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Dividend payment announcement published on April 23, 2008 (English translation)
2.	Significant Event announcing results of Board Election published on April 23, 2008 (English translation)

DIVIDEND PAYMENT

Banco Santander Chile in its annual Ordinary Shareholders’ Meeting held on April 22, 2008, approved a dividend of Ch$1.064602782675430 per share. This dividend was paid to shareholders beginning on April 23, 2008 at the Bank’s headquarters located at Bandera 140, Santiago and the Bank’s branch offices throughout Chile. All shareholders included in the Shareholders’ Registrar on April 17 have the right to receive this dividend.

Oscar Von Chrismar Carvajal

CHIEF EXECUTIVE OFFICER

Santiago, April 23, 2008

In conformity with Article 44 of the General Banking Law and Articles 9 and 10 of Law 18,045 regarding the Securities Market, we inform that at Banco Santander Chile’s Annual Shareholders’ Meeting held on April 22, 2008, elections for the Board of Directors was held as the three year term set for Board members expired. Following the Shareholders’ Meeting, the Board also designated the Chairman, First Vice-Chairman and the Second Vice-Chairman of the Board.

The Board of Banco Santander Chile is now comprised of the following persons for a new three year term:

Mauricio Larraín Garcés	Chairman of the Board
Marcial Portela Alvarez	First Vice-Chairman
Carlos Olivos Marchant	Second Vice-Chairman
Benigno Rodríguez Rodríguez

Víctor Arbulú Crousillat

Claudia Bobadilla Ferrer

Marco Colodro Hadjes

Juan Manuel Hoyos Martínez de Irujo

Roberto Méndez Torres

Lucía Santa Cruz Sutil

Roberto Zahler Mayanz

Alternate Directors:

Raimundo Monge Zegers

Jesús María Zabalza Lotina

Oscar Von Chrismar Carvajal
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel
Date: April 24, 2008